Exhibit 12

ROCKWELL AUTOMATION, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,

	2003	2002	2001	2000	1999

Earnings available for fixed charges:
Income from continuing operations before income taxes	$299	$233	$168	$507	$438
Adjustments:
Undistributed (income) loss of affiliates	(3)	(1)	1	5	(2)
Minority interest in loss of subsidiaries	1	1	(1)	2	2

	$297	$233	$168	$514	$438

Add fixed charges included in earnings:
Interest expense	$52	$66	$83	$73	$84
Interest element of rentals	40	41	41	46	43

Total	92	107	124	119	127

Total earnings available for fixed charges	$389	$340	$292	$633	$565

Fixed charges:
Fixed charges included in earnings	$92	$107	$124	$119	$127
Capitalized interest	—	—	—	1	1

Total fixed charges	$92	$107	$124	$120	$128

Ratio of earnings to fixed charges(1)	4.2	3.2	2.4	5.3	4.4

(1)	In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.